                                                                  Exhibit (c)(3)

              FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS

                  CHANGES IN HYPOTHETICAL LIQUIDATION ANALYSIS
                       FROM JANUARY 18, 2002 PRESENTATION

[_] Increased unidentified contingent liabilities and expenses by $500,000, from $1.5 million to $2.0 million.

[_] Interest expense payable on June 30, 2002 includes $1.4 million in defeasance expense for senior notes (senior notes mature on October 1, 2003).

[_] Low-end value of Park Plaza has been reduced to zero due to the fact the liquidation triggers an event of default under the terms of the mortgage loan and the property could be foreclosed, creating the potential for no equity value.

[_] A timing difference in the release of $4.9 million in cash related to the NCB Escrow Agreement.

[_] A reduction in the discount rate for the 2/nd/ distribution from 20% to 15% due to the low probability of claims against the NCB Escrow funds by May 2003.

DUFF & PHELPS, LLC

                                                 CONFIDENTIAL - JANUARY 28, 2002

             FIRST UNION REAL ESTATE EQUITY & MORTGAGE INVESTMENTS

                        HYPOTHETICAL LIQUIDATION ANALYSIS

     --------------------------------------------------    -----------------------------   ---------------------------------
                                                             JUNE 30, 2002 DISTRIBUTION      DECEMBER 31, 2003 DISTRIBUTION
                                                           -----------------------------   ---------------------------------
     ($000's)                                                           RANGE                            RANGE
     --------------------------------------------------    -----------------------------   ---------------------------------
     ASSETS
     ------
        Cash and Equivalents
          Unrestricted                                         $  2,743       $  2,743        $11,360         $11,360
          Restricted                                              1,227          1,227            -               -
        Treasury Investments                                    115,832        115,832            -               -
        Real Estate Investments:                                    -              -              -               -
          Park Plaza Mall                                           -              -              -            31,493
          Circle Tower                                            1,900          2,500            -               -
        Accounts Receivable                                         591            591            -               -
        Ventek                                                     (160)             -         (1,300)          1,700
     --------------------------------------------------    ------------     ----------     ----------      ----------
     TOTAL ASSETS                                              $122,133       $122,893        $10,060         $44,553

     LIABILITIES & PREFERRED STOCK
     -----------------------------
        Accounts Payable/Accrued Liabilities                      4,985          4,985            -               -
        Additional Accrual for Transaction Costs                  2,500          2,500            -               -
        Note Payable                                                 97             97            -               -
        Senior Notes                                             12,538         12,538            -               -
        Preferred Shares of Beneficial Interest/(1)/             24,620         24,620            -               -
     --------------------------------------------------    ------------     ----------     ----------      ----------
     TOTAL LIABILITIES                                         $ 44,740       $ 44,740        $     0         $     0

     INTERIM CASH FLOWS                                          (1,642)        (1,642)         2,801           2,801

     RESERVES: VENTEK BONDS & NCB ESCROW                         11,360         11,360            -               -
     --------------------------------------------------    ------------     ----------     ----------      ----------
     NET CASH FOR DISTRIBUTION TO COMMON                       $ 64,391       $ 65,151        $12,861         $47,354
     ==================================================    ============     ==========     ==========      ==========

     Total Common Shares Outstanding                             34,806         34,806         34,806          34,806

     NET DISTRIBUTION PER COMMON SHARE                         $   1.85       $   1.87        $  0.37         $  1.36
     ==================================================    ============    ===========     ==========      ==========

     PRESENT VALUE OF DISTRIBUTION PER SHARE /(2)/             $   1.85       $   1.87        $  0.30         $  1.10
     ==================================================    ============    ===========     ==========      ==========

     SUMMARY NET PRESENT VALUE PER SHARE /(3)/                 $   2.15       $   2.97
     ---------------------------------------------------------------------------------

     /(1)/ Based on liquidation preference price of $25 and 984,800 shares outstanding.
     /(2)/ Net present value as of June 30, 2002 assuming a 15% discount rate. /(3)/ $2.55 net present value per share, assuming Ventek has no cash flow impact in 2003, the implied sale price of Park Plaza would be $58 million.

DUFF & PHELPS, LLC

                                                 CONFIDENTIAL - JANUARY 28, 2002